September 14, 2018

Jonathan P. Mow
Chief Executive Officer
PhaseBio Pharmaceuticals, Inc.
Regus Del Mar
12707 High Bluff Drive, Suite 200
San Diego, CA 92130

       Re: PhaseBio Pharmaceuticals, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 31, 2018
           CIK No. 0001169245

Dear Mr. Mow:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 31, 2018

Prospectus Summary
Overview, page 1

1. We note your revisions in response to our prior comment 2 and continue to object to your characterization of PB2452 as "first-in-class." Adding the qualifier "potentially" does not address our concerns that your product candidate is in the early stages of development and has only been tested on healthy patients. Please remove this statement. Jonathan P. Mow
PhaseBio Pharmaceuticals, Inc.
September 14, 2018
Page 2

        You may contact Tabatha Mccullom at 202-551-3658 or Jim Rosenberg at 202-551-3679
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameJonathan P. Mow
                                                         Division of
Corporation Finance
Comapany NamePhaseBio Pharmaceuticals, Inc.
                                                         Office of Healthcare &
Insurance
September 14, 2018 Page 2
cc:       Darren K. DeStefano - Cooley LLP
FirstName LastName